BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20910

September 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Re:	BTCS Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Fiscal Quarter Ended June 30, 2024
File No. 001-40792

Ladies and Gentlemen:

This letter is submitted by BTCS Inc. (the “Company” or “BTCS”) in response to the comment letter dated September 19, 2024 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022, the Fiscal Year Ended December 31, 2023 and Form 10-Q for the Fiscal Quarter Ended June 30, 2024.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

General

1.	Please confirm your understanding that:

●	Our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in.

●	Completing our review of the filing does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the company, or the company’s practices.

Response:

The Company hereby confirms its understanding that:

●	The Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Company’s disclosure or responses, or, with respect to the Company’s business operations, any conclusions the Company has made, positions the Company has taken, or practices the Company has engaged in or may engage in.

●	Completing the review of the filing does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the Company, or the Company’s practices.

1

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Brian S. Bernstein, Esq. or Michael D. Harris, Esq. of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-686-3307, bbernstein@nasonyeager.com and mharris@nasonyeager.com.

Sincerely,

BTCS Inc.

By:	/s/Michael Prevoznik
Michael Prevoznik, CFO

cc:	Brian Bernstein, Esq.
Michael Harris, Esq.

2